UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MULLEN AUTOMOTIVE INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

62526P 109

(CUSIP Number)

David Michery

1405 Pioneer Street

Brea, California 92821

(714) 613-1900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:    ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  62526P 109

1.	Name of Reporting Person David Michery
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,174,720
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,421,120
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,174,720
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 62.5%
14.	Type of Reporting Person IN

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D that was filed with the Securities and Exchange Commission on December 16, 2021 (the “Schedule 13D”) by David Michery.

Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds

Item 4.	Purpose of the Transaction

Item 5.	Interest in Securities of the Issuer

(a)   The Reporting Person beneficially owns an aggregate of 22,174,720 shares of Common Stock, representing 62.5% of the outstanding shares of Common Stock and consists of the following:

(i)	10,097,616 shares of Common Stock, of which 7,421,120 shares of Common Stock are held directly in the name of the Reporting Person and 2,676,496 shares of Common Stock are subject to Voting Agreements as described herein;
(ii)	15,367 shares of the Series A Preferred Stock that are convertible into 1,536,692 shares of Common Stock, which are subject to Voting Agreements, as described herein, and which represent 100% of the outstanding shares of Series A Preferred Stock;
(iii)	5,567,319 shares of the Series B Preferred Stock that are convertible into 5,567,319 shares of Common Stock, which are subject to Voting Agreements, as described herein, and which represent 100% of the outstanding shares of Series B Preferred Stock; and
(iv)	4,973,093 shares of the Series C Preferred Stock that are convertible into 4,973,093 shares of Common Stock, which are subject to Voting Agreements, as described herein, and which represent 100% of the outstanding shares of Series C Preferred Stock.

Beneficial ownership is based on 23,407,067 shares of Common Stock outstanding as of November 5, 2021. Each shares of Series A Preferred Stock convertible into shares of Common Stock on a 100-for-1 basis. The Series B Preferred Stock and Series C Preferred Stock are currently convertible into Common Stock on a 1-for-1 basis.

Each share of Common Stock, Series B Preferred Stock and Series C Preferred Stock are entitled to one vote per share. Each share of Series A Preferred Stock is entitled to 1,000 votes per share. The holders of shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders. Based on the aggregate amount of Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock outstanding as of November 5, 2021, the Reporting Person beneficially owns 73.0% of the combined voting power of the Issuer’s capital stock.

(b)   The Reporting Person has the sole power to (i) vote or to direct the vote of 10,097,616 shares of the Common Stock; (ii) vote or to direct the vote of 15,367 shares of the Series A Preferred Stock; (iii) vote or to direct the vote of 5,567,319 shares of the Series B Preferred Stock; (iv) vote or to direct the vote of 4,973,093 shares of the Series C Preferred Stock; and (v) dispose or direct the disposition of 7,421,120 shares of the Common Stock, which are held directly in the name of the Reporting Person.

(c)   During the past 60 days, since the filing of the Schedule 13D, the Reporting Persons effected the following transactions of the Issuer’s Common Stock:

•	On November 17, 2021, the Reporting Person transferred as a gift (with no consideration) 751,865 shares.
•	On November 26, 2021, the Reporting Person transferred as a gift (with no consideration) 17,793 shares.

(d)   With respect to the shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock subject to the Voting Agreements the holders of such capital stock have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such capital stock.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.    Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2021

By:	/s/ David Michery
David Michery